SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

May 7, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Group Interim Report

for the three months ended March 31, 2009

For 25 years. Always one step ahead.

Quarterly Financial Report – First Quarter 2009

Key Financials

(million EUR)	Q1/2009	Q1/2008	+/-		Q1/2009	Q4/2008	+/-
Revenues	46.2	62.6	-26%		46.2	82.3	-44%
Gross profit	21.0	24.5	-14%		21.0	35.6	-41%
Gross margin	45%	39%	6	pp	45%	43%	2	pp
Operating result (EBIT)	7.6	8.7	-13%		7.6	7.4	3%
EBIT-margin	16%	14%	2	pp	16%	9%	7	pp
Net result	5.5	5.9	-7%		5.5	4.1	34%
Net result margin	12%	9%	3	pp	12%	5%	7	pp
Net result per share – basic (EUR)	0.06	0.07	-14%		0.06	0.05	20%
Net result per share – diluted (EUR)	0.06	0.07	-14%		0.06	0.04	50%
Free cash flow*	10.4	12.9	-19%		10.4	-2.9	n/a
Equipment Order Intake	31.2	85.5	-64%		31.2	40.6	-23%
Equipment Order Backlog (End of Period)	100.7	157.3	-36%		100.7	105.0	-4%

*Operating CF + Investing CF + Changes in Cash Deposits

Revenue Split

Key Share Data

	Q1/2009		Q1/2008
Shares (XETRA) in EUR, ADS (NASDAQ) in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	3.89	5.09	8.69	13.70
Period High Price	4.88	6.62	10.7	15.49
Period Low Price	3.01	3.86	5.94	9.22
Number of shares issued (end of period)	90,894,616		90,444,213
Market capitalization (end of period), million EUR, million USD	353.6	462.7	786.0	1,239.1

Table of Contents

Interim Management Report	4
1. Business Activity	4
2. Important Factors of the Reporting Period	5
3. Results of Operations	8
3.1. Development of Revenues	8
3.2. Development of Results	9
3.3. Development of Orders	11
4. Financial Position and Net Assets	13
5. Opportunities and Risks	14
6. Outlook	16

Interim Financial Statements	17
1. Consolidated Income Statement	17
2. Consolidated Balance Sheet	18
3. Consolidated Statement of Cash Flows	19
4. Development of Consolidated Equity	20

Additional Disclosures	21
1. Accounting Policies	21
2. Segment Reporting	22
3. Stock Option Plans	23
4. Employees	24
5. Management	25
6. Related Party Transactions	25
7. Post-Balance Sheet Date Events	25

Responsibility Statement	26

Group Interim Report as March 31, 2009

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

The interim financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for Research and Development use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 x two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (“MOCVD”) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPD”) or Organic Vapor Phase Deposition (“OVPD®”) for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires). AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

Gross margin increased despite revenue drop

•                  Reflecting the global recession and the currently difficult market environment, first quarter revenues of EUR 46.2m were 26% lower year on year and 44% below the Q4/2008 level.

•                  Nevertheless, the gross margin increased by 2 percentage points to 45% compared to Q4/2008 and, as such, was 6 percentage points higher in comparison to Q1/2008.  This improvement was principally due to a stronger US-Dollar rate, a more favorable revenue mix and a flexible production model employed by the Company.

•                  As previously predicted, at EUR 31.2m the equipment order intake in Q1 was less than Q4/2008 (-23%) and also 64% down year on year.

Positive contribution of other operating income

•                  With contributions to other operating income from capital gains on the disposal of the office building in Aachen and a compensation payment for a cancelled order, EBIT came in at EUR 7.6m (16% margin) in Q1/2009.

•                  Without the above mentioned effects, EBIT would have been EUR 3.8m, which would have translated into an EBIT margin of 8%, slightly below Q4/2008. In the current market environment, even this residual margin level is encouraging and further evidence of the flexible and cost-effective organization built up within the group.

•                  Cash and Cash Equivalents incl. cash deposits (March 31, 2009: EUR 81.6m; December 31, 2008: EUR 70.5m) remained high in the quarter, being positively impacted by the cash inflow from the office building sale of EUR 6.7m.

Continued US-Dollar strength

•                  The Q1/2009 average exchange rate against the Euro was USD 1.30, 15% stronger than the USD 1.50 average of Q1/2008, which has in turn positively influenced AIXTRON’s Q1/2009 revenues and EBIT.

•                  This beneficial exchange rate movement in the year on year period to March 31, and the 5% improvement during Q1/2009 underlined the recent fundamental trend towards a stronger US-Dollar.

Final Customer Acceptance of Plastic Logic System

•                  The final acceptance documentation for the first Gen 3.5 large-area deposition tool, delivered, installed and commissioned at Plastic Logic’s Dresden facility during the second half of 2008, has now been signed off by the customer at the end of Q1/2009. Consequently, the total revenue of this previously unproven technology was recorded within Q1/2009.

•                  The successful system acceptance provides further evidence of AIXTRON’s ability to diversify its core deposition technology into new emerging market opportunities.

•                  The tool is being used by Plastic Logic to further develop and deposit the key organic dielectric layer within their manufacturing process for flexible organic TFT backplanes for use in a highly innovative wireless electronic paper application. Pilot trials using the Plastic Logic Reader are planned by the customer for the second half of 2009 and commercial products are due in the market in 2010. The electronic reader features a large, thin, lightweight and robust form factor that is about the size of an 8.5 x 11-inch pad of paper and weighs less than many printed magazines.

•                  In February and March, Plastic Logic made two announcements concerning agreements made with its first subscription content partners, including newspapers such as The Financial Times, USA TODAY, The Detroit Free Press and the Detroit News.

End customer ordering frequency underpinning volatility in utilization rates

•                  Increased market nervousness towards the end of last year had already lead to significant reductions in inventories throughout the customer supply chain, which in turn lead to very low utilization rates at our customers’ production facilities during Q4 and at the beginning of Q1/2009. A characteristic of the most recent inventory replenishment demand we have seen mid to late Q1, is that, in contrast to 12 months ago, customers throughout the supply chain are currently placing smaller, short demand orders.

•                  Consequently, we have seen recent evidence of increased volatility in customers’ utilization rates, which is likely to remain until customer confidence returns, which then could be evidenced by extended purchasing commitments of greater volume.

This development could potentially be one signal of stabilization prior to a sustainable recovery.

•                  Currently, however, many customers continue to claim that they are still unable to forecast demand beyond even the next month and have consequently remained more reluctant towards making longer term purchasing commitments.

New strategic LED-ventures continue to emerge

•                  In March 2009, Samsung Electronics announced that it will set up a new LED production company in Korea in April by merging its LED businesses into an internal 50-50 joint venture between Samsung Electro-Mechanics and Samsung Electronics.

•                  Recently, other Asian LCD-producers have also been making announcements of their intent to enter into the LED segment to secure a supply of components.

•                  These new ventures illustrate that, despite the gloomy overall economic environment, the increased interest and commitment in LED technology and markets remains undiminished while new application opportunities continue to emerge. This is consistent with AIXTRON’s view that the medium to long-term fundamentals for the LED industry remain strong.

New international thin film solar-cell project

•                  During Q1/2009, the EU-funded “ROD_SOL” research project was formally started by a consortium of 10 leading European materials oriented research institutes and industrial partners, including AIXTRON, together with the IBM T.J. Watson Research Center from the USA.

•                  The project aims at providing novel concepts for thin film solar cells based on nanorods (better known as nanowires), focusing on the potential for solar cell efficiencies in excess of the current 10% limit that comes from the current structural and cell design limitations. Moreover, it is believed that the targeted thin film concept, using thin active semiconductor films and more cost effective substrates, such as glass or polymeric or metal foils, will enable more competitive production costs in due course.

•                  AIXTRON will bring to the project the company’s core competence in the optimization of MOCVD technology for the deposition of Silicon-nanorods and group-III nitride nanorods as a key prerequisite for the industrialization of such thin film solar cells.

World Record efficiency for multi-junction solar cells

•                  Researchers at the Fraunhofer Institute for Solar Energy Systems ISE have recently achieved a record efficiency of 41.1% for the conversion of sunlight into electricity.  Sunlight has been concentrated by a factor of 454 and focused onto a small 5 mm² multi-junction solar cell made out of GaInP/GaInAs/Ge (gallium indium phosphide, gallium indium arsenide on a germanium substrate).

•                  The world-renowned Fraunhofer ISE has been a leading developer of such multi-junction solar cell technology since 1999. The devices they have developed are a special type of solar cell using III-V semiconductor compounds, produced using a MOCVD reactor from AIXTRON.

3. Results of Operations

3.1. Development of Revenues

During the first three months of 2009, AIXTRON recorded revenues of EUR 46.2m, a decrease of EUR 16.4m, or 26%, compared to EUR 62.6m in the same period last year. The positive effects of a stronger US-Dollar rate could not entirely compensate for weaker revenues in line with the current investment cycle and the effects of the global recession.

The decline in revenues was largely driven by weaker sales of compound semiconductor deposition equipment in the quarter (Q1/2009: EUR 41.9m or 91% of total revenues; Q1/2008: EUR 47.8 m or 76%), being purchased by customers predominantly for the production of LEDs.

Revenues from silicon semiconductor deposition equipment, NAND-Flash and DRAM-production systems, decreased to EUR 0.2m (Q1/2008: EUR 8.3m or 13%). This is the result of the continued depressed memory market conditions, being made more severe by the global recession, and consequently suppressed capital spending by AIXTRON’s customers.

Total equipment sales generated 91% of total revenues in Q1/2009 versus 89% in Q1/2008. The remaining revenues were generated by sales of spare parts and service, where the decline in volume is due to customers cutting back on spare orders and reducing spare inventories in the current environment.

	Q1/2009		Q1/2008		+/-
Revenues by Technology	m EUR	%	m EUR	%	m EUR	%
Revenues	46.2	100	62.6	100	-16.4	-26
of which from sale of silicon semiconductor equipment	0.2	0	8.3	13	-8.1	-98
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	41.9	91	47.8	76	-5.9	-12
of which other revenues (service, spare parts, etc.)	4.1	9	6.5	11	-2.4	-37

68% of total revenues in Q1/2009 were delivered to customers in Asia. This was 15 percentage points below the 83% recorded in Q1/2008, reflecting the inventory reduction process particularly in Asia. The comparatively high European revenue share (25% in Q1/2009 versus 7% in Q1/2008) was significantly influenced by the Plastic Logic revenue being recorded in Q1/2009. The remaining revenues, with a 7% share, were generated in the USA.

	Q1/2009		Q1/2008		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	31.4	68	51.9	83	-20.5	-39
Europe	11.5	25	4.1	7	7.4	180
USA	3.3	7	6.6	10	-3.3	-50
Total	46.2	100	62.6	100	-16.4	-26

3.2. Development of Results

	Q1/2009		Q1/2008		+/-
		%		%
Cost Structure	m EUR	Revenues	m EUR	Revenues	m EUR	%
Cost of Sales	25.2	55	38.1	61	-12.9	-34
Gross profit	21.0	45	24.5	39	-3.5	-14
Operating Costs	13.4	29	15.8	25	-2.4	-15
Selling expenses	4.6	10	8.0	13	-3.4	-43
General and administration expenses	4.6	10	4.5	7	0.1	2
Research and development costs	8.9	19	6.8	11	2.1	31
Net other operating (income) and expenses	-4.7	-10	-3.5	-6	-1.2	34

Cost of sales decreased significantly year on year by 34% in absolute terms from EUR 38.1m in Q1/2008 to EUR 25.2m in Q1/2009, whilst cost of sales relative to revenues improved considerably from 61% to 55%. This improved result comes from a more favorable revenue mix (with a higher percentage of final acceptances in the quarter) and a favorable USD/EUR exchange rate.

Consequently, the 14% reduction, year on year, in the Company’s gross profit to EUR 21.0m in Q1/2009 (Q1/2008: EUR 24.5m) does not reflect the degree of reduction in revenues (-26%) and resulted in a 6 percentage-point higher gross margin of 45%.

Compared to the first three months of 2008, Q1/2009 operating costs decreased by 15% to EUR 13.4m in absolute terms. At the same time, operating costs relative to revenues in percentage terms increased only slightly from 25% in Q1/2008 to 29% in Q1/2009, influenced by the following factors:

The decrease of selling expenses by 43% to EUR 4.6m (Q1/2008: EUR 8.0m) was mainly due to lower volume related variable sales commissions. Selling costs relative to revenues decreased to 10% (Q1/2008: 13%).

General administration expenses remained stable in absolute terms at EUR 4.6m in Q1/2009 (Q1/2008: EUR 4.5m). However, with lower revenues, general and administration expenses relative to revenues increased by 3 percentage points to 10% due to the fixed cost effect.

Compared to the same period last year, Research and Development costs increased by 31% in absolute terms in Q1/2009 to EUR 8.9m, the largest element being the expense for one publicly funded R&D project (“Dual Logic”) of EUR 1.6m. R&D costs relative to revenues increased by 8 percentage points from 11% to 19%.

The continued focus on R&D (for both for Silicon and Compound equipment) is driven by our determination to remain a major player in markets judged by many to be significant growth opportunities for many years to come.

Key R&D Information	Q1/2009	Q1/2008	+/-
R&D expenses (million EUR)	8.9	6.8	31%
R&D expenses, % of sales	19%	11%	8	pp
R&D employees (period average)	212	208	2%
R&D employees, % of total headcount (period average)	34%	34%	0	pp

Net other operating income and expenses increased by 34% to a net income of EUR 4.7m in the first three months of 2009 (Q1/2008: EUR 3.5m).

Included in the other operating income and expenses of Q1/2009 are hedging effects from the USD/EUR-rate accounting for a net expense of EUR 1.4m (Q1/2008: hedging income of net EUR 2.4m).

Also included are the gain from the sale of the Aachen office building (EUR 1.3m) and a one-time compensation payment for a cancelled order (EUR 2.5m). Without those two items of a total EUR 3.8m, net other operating income and expenses would have resulted in EUR 0.9m of income.

With a 26% revenue reduction, the operating income (EBIT) decreased to a lesser extent, by 13% to EUR 7.6m or 16% margin in Q1/2009 (Q1/2008: EUR 8.7m; 14% margin), supported by the positive USD/EUR-effect, the favorable revenue mix, and the benefit of the two above mentioned events in the quarter.

Even excluding these benefits to other operating income, EBIT would have been EUR 3.8m in Q1/2009. Relative to revenues, with a margin of 8%, the “residual” EBIT of Q1/2009 would have been 6 percentage points below the Q1/2008 EBIT margin and slightly lower sequentially. So, despite the difficult global market environment, AIXTRON’s EBIT ratio remained resilient, even after taking into account the two above-mentioned effects in Q1/2009.

Result before taxes decreased 16% from EUR 9.3m in Q1/2008 to EUR 7.9m in Q1/2009.

AIXTRON recorded a tax expense of EUR 2.4m of the profit before tax in the first three months of 2009, with an effective tax rate of 30%. In comparison to Q1/2008 (EUR 3.4m or 36% of the profit before taxes), the Q1/2009 tax rate was lower due to the utilization of tax losses in the quarter.

The Q1/2009 net income was EUR 5.5m, 7% down year on year from EUR 5.9m in Q1/2008.

3.3. Development of Orders

	Q1/2009		Q1/2008		+/-
Equipment Orders	m EUR	%	m EUR	%	m EUR	%
Equipment order intake	31.2	100	85.5	100	-54.3	-64
of which silicon semiconductor equipment	0.6	2	8.2	10	-7.6	-93
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	30.6	98	77.3	90	-46.7	-60
Equipment order backlog (end of period)	100.7	100	157.3	100	-56.6	-36
of which silicon semiconductor equipment	7.2	7	5.1	3	2.1	41
of which compound semiconductor equipment and other equipment (OVPD®, SiC)	93.5	93	152.2	97	-58.7	-39

AIXTRON’s total equipment order intake declined by 64% compared to the previous years’ first quarter and by 23% sequentially, reflecting the current investment cycle in the LED industry and the effects of the global credit crisis and recession.

However, as we enter the second quarter of the year, there is a more positive tone to discussions we are having with customers, leading to a slightly more cautious optimism on how Q2/2009 may develop.

Order intake for compound semiconductor equipment, being used by customers predominantly for the production of LED end-market applications, decreased by 60% to EUR 30.6m from EUR 77.3m in Q1/2008, and represents 98% of the total value of equipment orders received by AIXTRON in the first three months of 2009 (90% in Q1/2008).

The proportion of orders received for silicon semiconductor equipment, compared to total equipment orders received in the first three months of 2009, dropped to 2%, from 10% in Q1/2008. In absolute numbers, the order intake for silicon semiconductor equipment decreased by 93% to EUR 0.6m in Q1/2009 from EUR 8.2m in Q1/2008, due to the continued deterioration of the memory market environment, consequently characterized by extremely restrictive customer capital spending.

As a result of weaker order intake, the equipment order backlog of EUR 100.7m at March 31, 2009 is 36% lower than at the same point in time in 2008 (EUR 157.3m). The Management expects that about EUR 96m of that backlog will be converted into revenues by the end of the year 2009.

The order backlog for compound semiconductor equipment was EUR 93.5m as of March 31, 2009 (93% of backlog), representing a 39% decrease year on year.

The remaining backlog figure of EUR 7.2m (7% of backlog) is made up of silicon semiconductor equipment orders convertible into revenues in 2009.

As a matter of internal policy, AIXTRON records only equipment orders as actual order intake and order backlog, if the Company has received a firm purchase order, an agreed deposit and a customer-confirmed delivery date.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of March 31, 2009 and December 31, 2008.

The equity ratio increased to 73% as of March 31, 2009, from 68% as of December 31, 2008, principally due to higher retained earnings and lower and inventories.

The AIXTRON Group’s capital expenditures of the first quarter of 2009 amounted to EUR 2.9m (Q1/2008: EUR 3.6m), the large majority of which was related to purchases of technical equipment (including testing and laboratory equipment).

Cash and cash equivalents including cash deposits increased by 16% to EUR 81.6m (EUR 76.6m + EUR 5.0m) as of March 31, 2009 compared to EUR 70.5m (EUR 67.5m + EUR 3.0m) as of December 31, 2008. Included in the period end Cash position are cash items of EUR 6.7m arising from the sale of the Aachen office building.

The value of property, plant and equipment decreased to EUR 34.0m as per March 31, 2009 (EUR 39.3m as of December 31, 2008), principally due to the sale of the Aachen office building. Depreciations continue to generally offset investments in technical equipment.

The increase in recorded goodwill from EUR 58.7m as per December 31, 2008 to EUR 61.1m as per March 31, 2009 resulted from currency translation. There were no additions or impairments in the first three months of 2009.

The value of other intangible assets decreased from EUR 10.3m as per December 31, 2008 to EUR 9.7m as per March 31, 2009 principally due to depreciation.

Trade receivables decreased from EUR 38.8m as of December 31, 2008 to EUR 31.5m as of March 31, 2009 due to the reduced business volume.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing increase of capacity for the production of LED backlighting for LCD-Screens (liquid crystal displays) and high-performance laser products.

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights), street lighting or other applications.

Mid Term

•                  Further development progress leading to a broader application of LEDs in general/interior lighting.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND and DRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

•                  Potential government support for energy efficient and environmentally friendly lighting applications.

Long Term

•                  Progress in research activities leading to technologies for OLED lighting and organic material large area deposition.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in chapter 7. “Risk Report” of the Annual Report 2008 and in the section “Risk Factors” in AIXTRON’s 2008 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 12, 2009. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at http://www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at http://www.sec.gov.

On April 7, 2009, the court in Aachen judged in AIXTRON’s favor in the German action for a negative declaratory judgment against International Rectifier Corporation (“I.R.”). The German counterclaim of I.R. was therefore dismissed. However, I.R. has the right to appeal against this judgment until mid May 2009. The U.S. legal action initiated by I.R. remains ongoing, and AIXTRON AG continues to reject all allegations involved and continues to defend itself against the allegations and claims raised in the action.

During the first three months of 2009, AIXTRON Management were not aware of any further significant additions or changes in the risks as described in the 2008 Annual Report/20-F-Report referred to above.

6. Outlook

Whilst recognizing the impact on order intake and revenue levels of the currently difficult business environment, the Company remains confident in its business model. AIXTRON also continues to be optimistic about the evident medium to long-term trends towards the increasing adoption of LED technologies in a wide range of applications and the consequent positive effect on future order intake.

As we enter the second quarter of the year there is a more positive tone to discussions we are having with customers. This development persuades us that we can now offer an initial revenue and EBIT guidance range for fiscal year 2009. (We had previously only offered, in March 2009, an EBIT break-even forecast at EUR 170m of revenues in 2009.)

We believe that in fiscal year 2009, AIXTRON can deliver revenues in the range of EUR 200 – 220m and an EBIT margin in the range of 10 – 11%.

The Management will continue to review this position on a regular basis and will advise the market if there are any further developments that warrant a further update.

During the next nine months of the year, the Company plans to continue to invest in laboratory equipment and to complete the implementation of the group-wide SAP Enterprise Software System.

The Company continues to have sufficient funds to be able to support the planned business activities in the foreseeable future.

As at March 31, 2009, AIXTRON had no binding agreements for participation financing, company acquisition or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	Q1/2009	Q1/2008	+/-
Revenues	46,220	62,591	-26%
Cost of sales	25,204	38,082	-34%
Gross profit	21,016	24,509	-14%
Selling expenses	4,635	8,029	-42%
General administration expenses	4,625	4,503	3%
Research and development costs	8,850	6,833	30%
Other operating income	6,557	4,096	60%
Other operating expenses	1,892	588	222%
Operating result	7,571	8,652	-12%
Finance Income	282	675	-58%
Finance Expense	0	7	-100%
Net Finance Income	282	668	-58%
Result before taxes	7,853	9,320	-16%
Taxes on income	2,362	3,392	-30%
Net income for the period (after taxes)	5,491	5,928	-7%
Basic earnings per share (EUR)	0,06	0,07	-14%
Diluted earnings per share (EUR)	0,06	0,07	-14%

* unaudited

2. Consolidated Balance Sheet

in EUR thousands	31/03/2009*	31/12/2008	31/03/2008*
Assets
Property, plant and equipment	34,030	39,324	36,467
Goodwill	61,125	58,719	54,964
Other intangible assets	9,725	10,255	11,269
Investment property	4,908	4,908	4,908
Other non-current assets	980	672	688
Deferred tax assets	3,435	3,161	2,744
Tax assets	1,179	420	496
Total non-current assets	115,382	117,459	111,536
Inventories	70,497	77,086	67,837
Trade receivables less allowance kEUR 1,336 (2008: kEUR 2,289; Q1 2008 kEUR 498)	31,461	38,814	32,489
Current tax assets	58	59	127
Other current assets	7,597	10,947	13,273
Other financial assets	5,000	3,000	19,374
Cash and cash equivalents	76,559	67,462	68,645
Total current assets	191,172	197,368	201,745
Total assets	306,554	314,827	313,281

Liabilities and shareholders’ equity
Subscribed capital
Number of shares: 89,692,328 (last year: 89,692,328)	89,692	89,692	89,154
Additional paid-in capital	106,935	106,445	103,141
Retained earnings	35,998	30,507	19,772
Expenses recognised in equity	-9,446	-13,755	-12,574
Total shareholders’ equity	223,179	212,889	199,493
Provisions for pensions	905	845	908
Other non-current liabilities	66	67	72
Other non-current accruals and provisions	1,185	1,210	1,322
Total non-current liabilities	2,156	2,122	2,302
Trade payables	11,405	18,782	25,534
Advance payments from customers	44,004	52,566	61,402
Other current accruals and provisions	15,833	20,481	17,770
Other current liabilities	2,415	1,866	2,875
Current tax liabilities	7,562	6,085	3,694
Deferred revenues	0	36	211
Total current liabilities	81,219	99,816	111,486
Total liabilities	83,375	101,938	113,788
Total liabilities and shareholders’ equity	306,554	314,827	313,281

* unaudited

3. Consolidated Statement of Cash Flows*

in EUR thousands	Q1/2009	Q1/2008
Cash inflow from operating activities
Net income for the year (after taxes)	5,491	5,928
Reconciliation between profit and cash inflow from operating activities
Expense from share-based payments	490	522
Depreciation and amortization expense	2,988	2,436
Net result from disposal of property, plant and equipment	6,660	8
Deferred income taxes	-293	2,034
Other non-cash expenses	-898	989
Change in
Inventories	7,244	-9,872
Trade receivables	7,875	-509
Other assets	3,328	-3,813
Trade payables	-7,671	2,696
Provisions and other liabilities	-3,037	3,107
Deferred revenues	-38	-22
Non-current liabilities	-26	-44
Advance payments from customers	-8,767	12,974
Cash inflow from operating activities	13,346	16,434
Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-2,941	-3,321
Capital expenditures in intangible assets	-17	-256
Bank deposits with a maturity of more than 90 days	-2,000	-14,542
Cash inflow/outflow from investing activities	-4,958	-18,119
Cash inflow/outflow from financing activities
Exercise of stock options	0	15
Cash inflow/outflow from financing activities	0	15
Effect of changes in exchange rates on cash and cash equivalents	709	-1,628
Net change in cash and cash equivalents	9,097	-3,298
Cash and cash equivalents at the beginning of the period	67,462	71,943
Cash and cash equivalents at the end of the period	76,559	68,645
Interest paid	-41	-2
Interest received	267	661
Income taxes paid	-1,072	-2,261

* unaudited

4. Development of Consolidated Equity

							Income and expense recognised directly in equity
in EUR thousands*	Sub- scribed capital under HGB	Trea- sury shares	Sub- scribed capital under IFRS		Addi- tional paid-in- capital		Curr- ency trans- lation	Deri- vative financial instru- ments	Accumu- lated deficit/ Retained Earnings		Share- holders’ equity
Balance at January 1, 2009	90,894	-1,202	89,692	**	106,447	**	-13,755	0	30,507	**	212,889	**
Net income for the period									5,491		5,491
Expense for stock options					490						490
Exercise stock options											0
Currency translation							3,968				3,968
Derivative financial instruments net of tax								341			341
Balance at March 31, 2009	90,894	-1,202	89,692		106,935	**	-9,787	341	35,998		223,179	**

Balance at January 1, 2008	90,444	-1,305	89,139		102,562		-8,383	1,191	13,845		198,354
Net income for the period									5,928		5,928
Expense for stock options					522						522
Exercise stock options		15	15		56						71
Currency translation							-6,213				-6,213
Derivative financial instruments net of tax								830			830
Balance at March 31, 2008	90,444	-1,290	89,154		103,140	**	-14,596	2,021	19,774	**	199,493	**

*                 unaudited

**          rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2008.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu-City (Taiwan). There were no significant changes in the consolidated group of companies in comparison with December 31, 2008.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. AIXTRON has only one business segment for reporting purposes, the information provided relates only to geographical areas.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical areas, revenue is based on the location of customers. Assets are based on the geographical location of the assets.

Geographical Information in EUR thousands		Asia	Europe	USA	Group
Revenues realized with third parties	2009	31,375	11,534	3,311	46,220
Q1	2008	51,893	4,100	6,598	62,591
Segment assets (property, plant and equipment)	2009	182	28,946	4,902	34,030
Mar-31	2008	157	32,475	3,835	36,467

3. Stock Option Plans

In the first three months of 2009, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS) developed as follows:

Option Holdings

AIXTRON ordinary shares	Mar-31, 2009	Exercise	Expired/ Forfeited	Allocation	Dec-31, 2008
stock options	4,450,582	0	27,925	0	4,478,507
underlying shares	5,118,305	0	30,892	0	5,149,197

AIXTRON ADS	Mar-31, 2009	Exercise	Expired/ Forfeited	Allocation	Dec-31, 2008
stock options	137,637	0	4,862	—	142,499
underlying shares	137,637	0	4,862	—	142,499

As part of the Genus Inc. acquisition transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

4. Employees

The total number of employees, excluding members of the Executive Board and apprentices, rose from 611 on March 31, 2008 to 617 persons on March 31, 2009.

	2009		2008		+/-
Employees by Region	Mar-31%		Mar-31%		abs.	%
Asia	85	14	84	14	1	1
Europe	426	69	399	65	27	7
USA	106	17	128	21	-22	-17
Total	617	100	611	100	6	1

	2009		2008		+/-
Employees by Function	Mar-31%		Mar-31%		abs.	%
Sales and Service	189	31	191	31	-2	-1
Research and Development	212	34	210	35	2	1
Manufacturing	134	22	136	22	-2	-1
Administration	82	13	74	12	8	11
Total	617	100	611	100	6	1

5. Management

As compared to December 31, 2008, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2009.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2009, of which the Management is aware.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2009 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Aachen, May 2009

AIXTRON Aktiengesellschaft, Aachen

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: May 7, 2009

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO